Exhibit 99.1

Li Auto Inc. Announces Pricing of Global Offering

BEIJING, China, August 6, 2021 — Li Auto Inc. (Nasdaq: LI) (“Li Auto” or the “Company”), an NEV automaker in China, today announced the pricing of the global offering (the “Global Offering”) of 100,000,000 Class A ordinary shares of the Company (the “Offer Shares”), which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”).

The final offering price for both the International Offering and the Hong Kong Public Offering (the “Offering Price”) has been set as HK$118.00 per Offer Share. Based on the ratio of two Class A ordinary shares per Nasdaq-listed American depositary share (the “ADS”), the Offering Price translates to US$30.36 per ADS based on an exchange rate of HK$7.7746 to US$1.00.

In addition, the Company has granted an over-allotment option to the international underwriters, exercisable by the joint global coordinators on behalf of the international underwriters, until the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue up to an aggregate of 15,000,000 additional Offer Shares at the Offering Price.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on or about Thursday, August 12, 2021 under the stock code “2015.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The net proceeds to the Company from the Global Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be HK$11.6 billion (assuming the over-allotment option is not exercised). The Company plans to use the net proceeds from the Global Offering for research and development of HPC BEV technologies, platforms, and future models, intelligent vehicle and autonomous driving technologies, and future EREV models; expansion of production capacity, retail stores, delivery and servicing centers, roll-out of HPC network, and marketing and promotion; and working capital and other general corporate purposes.

Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited are the joint sponsors, joint global coordinators, joint bookrunners, and joint lead managers for the Global Offering. UBS AG Hong Kong Branch is the financial advisor, joint global coordinator, joint bookrunner, and joint lead manager for the Global Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus. The accompanying prospectus is included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated August 2, 2021 are available on the SEC’s website at http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Goldman Sachs & Co. L.L.C., 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department, by telephone at +1 (866) 471-2526 or by email at prospectus-ny@gs.com, China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, by telephone at +852 2872-2000 or by email at g_prospectus@cicc.com.cn, and UBS AG Hong Kong Branch, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, Equity Capital Market, by telephone at +852 2971-8888 or by email at ol-gb+-superone@ubs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the Hong Kong prospectus of the Company dated August 3, 2021.

About Li Auto Inc.

Li Auto Inc. is an NEV automaker in China. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through its product and technology, the Company provides families with safe and convenient products and services. Li Auto is a pioneer in successfully commercializing EREVs in China. Its first and currently the only commercialized model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. As of July 31, 2021, the Company delivered over 72,000 Li ONEs. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts for Investors:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com